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                              February 27, 2023

       Paul Prager
       Chief Executive Officer
       TeraWulf Inc.
       9 Federal Street
       Easton, Maryland 21601

                                                        Re: TeraWulf Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed February 14,
2023
                                                            File No. 333-268563

       Dear Paul Prager:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-3

       Exhibits

   1. Revise your exhibit index to include active hyperlinks to all exhibits, including those you incorporate by
reference. Refer to Rule 105(d) of Regulation S-T.
   2. We note the redaction of certain exhibits filed and your notation of "redactions made" at the top of those
exhibits. If you intend to redact information pursuant to
                                                        Item 601(b)(10)(iv) of
Regulation S-K, please revise to include a prominent statement on the first page of the
filed version of each redacted exhibit that certain identified information has been
excluded from the exhibit because it both (i) is not
                                                        material. Additionally,
include a notation in the exhibit index indicating that portions of the exhibit have been
omitted.
 Paul Prager
TeraWulf Inc.
February 27, 2023
Page 2

        Please contact Marion Graham, Law Clerk, at 202-551-6521 or Jan Woo, Legal Branch
Chief, at 202-551-3453 with any questions.



                                                        Sincerely,
FirstName LastNamePaul Prager
                                                        Division of Corporation
Finance
Comapany NameTeraWulf Inc.
                                                        Office of Technology
February 27, 2023 Page 2
cc:       David Huntington
FirstName LastName